

May 4, 2011

Jesse Q. Ozbolt
President & CEO
Green Equity Holdings, Inc.
1015 W. Newport Center Drive
Suite 105
Deerfield Beach, FL 33442

> **Re:** **Green Equity Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on April 11, 2011**
> **File No. 000-52396**

Dear Mr. Ozbolt:

We have limited our review of your filing to those issues we have addressed in our comments. As the pages of the information statement are not numbered, our comments are tied to the section headers. Please include page numbers in your next revised information statement.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing or the information you provide in response to these comments, we may have additional comments.

Outstanding Issues

1. The preliminary information statement indicates that shareholders have consented to amend your articles of incorporation to increase your authorized shares of common stock from 500,000,000 to 950,000,000, conduct a reverse stock split of 1 share for every outstanding 10 shares of common stock, and create a class of Series C preferred stock with superior conversion rights. Please revise to provide the information required under Items 11, 13, and 14 of Schedule 14A (as applicable) which applies to your information statement pursuant to Item 1 of Schedule 14C. Revise to disclose all plans, commitments, arrangements, understandings or agreements to issue any shares of common or preferred stock that will be made available pursuant to the proposed amendments to your articles of incorporation. For example,

    - Your Form 8-K filed on April 22, 2011 discloses a potential acquisition of oil and gas property for $2,000,000 that is to be paid for in cash, notes, or stock. Based on your working capital shortfall, insufficient cash flow from operations, and financing needs as disclosed on page 4 of your Form 10-Q filed on February 22, 2011, it appears you will be using the increase in authorized shares as consideration in connection with this impending transaction;

- Your Form 10-Q filed on February 22, 2011 discloses significant convertible debt which is convertible at a floating rate based upon the market price of your stock. Disclose the material terms of the debt and the amount of shares that may be issued upon conversion of the debt at various market prices, including the current market price of your comment stock and market price that are 25%, 50% and 75% below your current market price;

- You disclose at the beginning of the information statement that on March 29, 2011, you entered into an agreement with CX2 Technologies, Inc. under which CX2 Technologies, Inc. will acquire certain assets and liabilities of the company in exchange for 1,500,000 shares of common stock. Disclose what assets and liabilities are being acquired by CX2 Technologies. Disclose whether CX2 Technologies is affiliated with current officers and directors or the officers and directors prior to the change in control of the company in June 2010. In this regard, we note that CX2 Technologies, Inc. was the name of the company prior to the change in control.

2.   The preliminary information statement includes information regarding actions already taken by written consent on July 10, 2010 to amend your articles of incorporation to effect a name change, increase the number of authorized shares to 500,000,000 shares of common stock and 50,000,000 shares of preferred stock, and the creation of Series A and B classes of preferred stock. These actions required the filing of an information statement. Refer to Item 1 of Schedule 14C which applies the disclosure items required by Schedule 14A and Items 11 and 19 of Schedule 14A. It does not appear you made this filing. Please advise. Disclose why these actions were taken, what stockholders consented to the actions and why you did not file an information statement. Discuss any liability to which the company may be subject for this omission. Also disclose whether the actions were valid under state law.

3.   With respect to the actions already taken by written consent on July 10, 2010, disclose whether the company has issued common or preferred shares that it would not have been able to issue if the articles of incorporation had not been amended. For example, disclose when the company issued Mr. Dias the shares of Series A and Series B preferred stock that he owns and what consideration he paid for the shares.

4.   Please disclose the material terms of the Series A, B and C preferred stock in the body of the information statement.

5.   You disclose that the certificates of designation of Series A and B preferred stock are attached to your filing; however it appears they are not. Please advise and revise accordingly.

6.   Please provide quantified disclosure regarding the impact of the increase in authorized shares of common stock that will result from the amendment to the articles of incorporation and the reverse stock split. In this regard, disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the amendment to the articles of incorporation and reverse stock split are effective.

    Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs at 202-551-3350 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs for

                                        Larry Spirgel
                                        Assistant Director

cc: Via Facsimile to 713-877-1547
       Robert L. Sonfield, Jr., Esq.